SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

April 24, 2007

Re:                               Portugal Telecom, SGPS, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed April 21, 2006 (File No. 001-13758)

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Spirgel:

On behalf of our client Portugal Telecom, SGPS, S.A. (“Portugal Telecom” or the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 26, 2007, concerning the Annual Report on Form 20-F (the “Form 20-F”) of the Company for the fiscal year ended December 31, 2005, filed with the Commission on April 21, 2006 (File No. 001-13758).  The letter of the Staff referred to our earlier letter of March 9, 2007, which responded to the Staff’s comments dated February 8, 2007.  We previously responded on November 3, 2006 to the Staff’s comments dated September 21, 2006.

We note that for all matters relating to the financial statements and the accounting policies and practices of the Company, the responses set forth below are based solely on information received from the Company’s management.

Note 28. Investments in Group Companies, page F-52

Comment 1:                               We note your response to comment 5.  It is unclear to us why you did not include Euro 68,394,111 related to a reversal in adjustments to cover loans granted to UOL disclosed in Note 28 on page F-54 in the significant test calculation.  Please revise or advise.

Response:                                         The Company acknowledges the Staff’s comment. Taking into consideration the Staff’s comment and, upon further review of the International Financial Reporting and Disclosures Issues of the Division of Corporate Finance, the Company agrees that the Euro 68,394,111 should be included in the significance test.  Accordingly, the Company has revised its calculation included in its previous response. Based on the revised calculation, the test indicates that the significance of the Company’s investment in UOL is 25.7%, and the Company will provide separate financial statements of UOL pursuant to Rule 3-09 of Regulation S-X.

In accordance with the highlights of the June 14, 2005 meeting of the SEC Regulations Committee (Topic: Applying Rule 3-09 in the year a formerly consolidated subsidiary becomes an equity method investee, Question 2), a registrant must provide financial statements for an equity method investee only for the period of the fiscal year in which it was accounted for by the equity method.  As UOL was a consolidated entity before 2005 and ceased being a consolidated entity in 2005, no 2004 information will be presented.  Further, the Company respectfully requests that the Staff grant relief from the requirement to provided audited financial statements for the period of the fiscal year in which UOL was accounted for by the equity method and instead allow the Company to provide audited financial statements of UOL for the full year 2005 due to the undue difficulty and cost of obtaining the partial year financial statements.

In addition, no audit report reflecting an audit performed in accordance with U.S. generally accepted auditing standards (“U.S. GAAS”) is currently available because UOL is not a SEC registrant, although an audit report based on Brazilian auditing standards as required under local rules is available.  The Company has asked UOL to arrange for the issuance of a U.S. GAAS audit report and is awaiting UOL’s response.

The Company respectfully requests the permission of the Staff to submit supplementally to the Staff the separate audited financial statements for UOL for 2005 described above.  In the alternative, the Company respectfully requests the permission of the Staff to include such financial statements, together with unaudited financial statements of UOL for 2006, in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006.

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Please contact S. Todd Crider at (212) 455-2664 or John C. Ericson at (212) 455-3520 with any questions or comments.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Henrique Granadeiro
Zeinal Bava
Luis Pacheco de Melo
Francisco Nunes